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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEC Mail Processing

OFFICIAL USE ONLY
FIRM I.D. NO.

CSS, LLC

MAR 02 2021

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Washington, DC

175 West Jackson Boulevard, Suite 440
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Gordon III **(312) 542-8534**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **John R. Gordon III**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CSS, LLC** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

25 day of February, 2021

NOTARY PUBLIC STATE OF ILLINOIS
SARA HITT
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 26, 2024

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Members' Equity
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CSS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CSS, LLC (the Company) as of December 31, 2020, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CSS, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CSS, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as CSS, LLC's auditor since 2002.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of CSS, LLC's financial statement. The supplemental information is the responsibility of CSS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

CSS, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	442,723
Receivables from brokers and dealers		67,824,239
Securities owned, at fair value		3,001,096,601
Securities owned, not readily marketable, at fair value		36,996,460
Deposits with clearing organizations		22,400
Furniture and equipment (less accumulated depreciation of $964,562)		265,101
Other assets		2,547,324
	$	3,109,194,848

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	2,293,882,357
Payables to brokers and dealers		282,687,259
Accounts payable and accrued expenses		8,202,572
		2,584,772,188
Members' equity		524,422,660
	$	3,109,194,848

See accompanying notes.

1. Organization and Business

CSS, LLC (the "Company"), an Illinois limited liability company, was organized on July 8, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange and the Depository Trust & Clearing Corporation. The Company engages primarily in the proprietary trading of equity and fixed income securities, equity and index options contracts and other derivative equity instruments.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related commission expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 6).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of its members.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

Depreciation

Furniture and equipment are being depreciated over their useful lives using an accelerated method.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

2. Summary of Significant Accounting Policies, continued

Accounting for Leases
In February 2016, the FASB issued new guidance that affects the accounting and disclosure requirements for leases. The FASB provides for a lessee model that brings substantially all leases that are longer than one year onto the statement of financial condition, which resulted in the recognition of a right-of-use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability was measured initially using the present value of the remaining rental payments. (See Note 4.)

Accounting for Current Expected Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 changed many aspects of the measurement of credit losses. The amendments in this update replaced the incurred loss impairment methodology with a methodology that reflects expected credit losses based on historical experience, current conditions and forecasts. This ASU was effective for the Company beginning in January 2020 and did not have a material impact on the Company's financial statements.

3. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

4. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The weighted-average remaining lease term for these leases is 6.9 years.

The following table presents the statement of financial condition information related to the Company's classification of ROU assets and operating lease liabilities (dollars in thousands)

	Classification	December 31, 2020
Operating lease assets, net	Other assets	$ 2,524
Operating lease liabilities	Accounts payable and accrued expenses	$ 2,524

The Company utilizes incremental borrowing rates to determine the present value of lease payments. As the Company's leases do not provide an implicit borrowing rate, the estimated incremental borrowing rate is based on the weighted average lease term and the interest rate environment at the latter of the adoption date of January 1, 2019, or the commencement of the lease and reflects a secured rate. A weighted average discount rate of 5.0% was used to calculate the lease liability balances for the Company's operating leases.

4. Commitments, continued

The minimum annual rental commitments under non-cancelable operating leases are approximately as follows at December 31, 2020:

Year Ending December 31,		Amount
2021	$	452,000
2022		449,000
2023		416,000
2024		306,000
Thereafter		1,373,000
Total		2,996,000
Imputed Interest		(472,000)
Present Value of Lease Liability	$	2,524,000

5. Financial Instruments with Off-Balance Sheet Risk

Accounting Standards Codification 815 ("ASC 815") - Derivatives and Hedging requires qualitative disclosures about objectives and strategies for using derivative instruments, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivative instruments at fair value and recognizes changes in fair value through the statement of operations, and the derivative instruments do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business the Company enters into transactions in derivative instruments that include equity and index options contracts, swap contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value, and gains and losses from derivative instruments are reflected in trading gains in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

5. Financial Instruments with Off-Balance Sheet Risk, continued

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

6. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 assets include derivatives valued based on the price of a Level 1 asset.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A description of the Company's valuation methodology applied to its major categories of assets and liabilities measured at fair value follows:

Corporate equities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the valuation date. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1. Preferred equities are valued using recently executed transactions, dealer quotations and market quotations. Actively traded preferred equities are generally categorized as Level 1.

6. Fair Value Disclosure, continued

Preferred equities traded on inactive markets, valued by dealer quotations or alternative pricing sources are generally classified as Level 2. Corporate equities and preferred equities for which there is no current pricing data, whose ultimate price is largely based on the Company's judgment, or for which there is no market are generally classified as Level 3.

Equity and index options are valued using recently executed transactions, dealer quotations and market quotations (when available). Actively traded equity and index options are generally categorized as Level 1. Equity options traded on inactive markets, valued by dealer quotations or alternative pricing sources are generally classified as Level 2. Equity and index options for which there is no current pricing data, whose ultimate price is largely based on the Company's judgment, or for which there is no market are generally classified as Level 3.

Corporate convertible debt is valued using recently executed transactions, dealer quotations and market quotations (when available). Actively traded corporate convertible debt securities are generally categorized as Level 1. Corporate convertible debt securities traded on inactive markets, valued by dealer quotations or alternative pricing sources are generally classified as Level 2. Corporate convertible debt for which there is no current pricing data, whose ultimate price is largely based on the Company's judgment, or for which there is no market is generally classified as Level 3.

Corporate debt and U.S. Government obligations are valued using recently executed transactions, dealer quotations and market quotations (when available). Actively traded corporate debt securities are generally categorized as Level 1. Corporate debt securities traded on inactive markets, valued by dealer quotations or alternative pricing sources are generally classified as Level 2. Corporate debt for which there is no current pricing data, whose ultimate price is largely based on the Company's judgment, or for which there is no market is generally classified as Level 3.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets (Securities owned)				
Corporate equities	$ 1,213,549,388	$ 8,493,783	$ 7,555,297	$ 1,229,598,468
Corporate convertible debt	1,305,606,075	5,230,667	8,600	1,310,845,342
Equity and index options	455,160,891	496,275	-	455,657,166
Corporate debt	34,684,415	1,297,470	6,010,200	41,992,085
Total	$ 3,009,000,769	$ 15,518,195	$ 13,574,097	$ 3,038,093,061
Liabilities(Securities sold, not yet purchased)				
Corporate equities	$ 1,544,239,803	$ 579,557	$ 13,373	$ 1,544,832,733
Equity and index options	734,222,164	26,634	-	734,248,798
U.S. Government Obligations	7,417,287	-	-	7,417,287
Corporate convertible debt	7,239,895	-	-	7,239,895
Corporate debt	129,744	-	13,900	143,644
Total	$ 2,293,248,893	$ 606,191	$ 27,273	$ 2,293,882,357

At December 31, 2020, the Company had a net unrealized loss on open futures contracts totaling $(1,122,412) included in receivables from brokers and dealers, which are Level 1 assets. Within the Level 1, 2, and 3 assets, there are Securities owned, not readily marketable, due to sale restrictions, with a fair value of $36,996,460.

6. Fair Value Disclosure, continued

The following is a reconciliation of the beginning and the ending balances for Level 3 assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2020:

	Beginning Balance	Purchases and Sales	Unrealized Gains (Losses)	Realized Gains (Losses)	Ending Balance
Assets (Securities owned)					
Corporate equities	$ 2,684,596	$ 3,472,261	$ 1,337,913	$ 60,527	$ 7,555,297
Corporate convertible debt	108,964	(140,916)	(54,364)	94,916	8,600
Corporate debt	-	6,025,025	(14,825)	-	6,010,200
Total	$ 2,793,560	$ 9,356,370	$ 1,268,724	$ 155,443	$ 13,574,097
Liabilities(Securities sold, not yet purchased)					
Corporate equities	$ 13,373	$ -	$ -	$ -	$ 13,373
Corporate debt	13,900	-	-	-	13,900
Total	$ 27,273	$ -	$ -	$ -	$ 27,273

A small portion of the Company's assets and liabilities are classified as Level 3. Most of the Company's Level 3 assets are priced based on observable inputs in spite of being non-transferrable. Based on market value, most of the Company's Level 3 assets are not priced using unobservable inputs. The Company does not believe that changes in unobservable inputs would have a material impact on the financial statements.

7. Clearing Agreements

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred interest of ABN. The Company's investment in ABN is reflected in Other Assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires the Company to maintain a minimum net liquidating equity of $1 million with ABN, exclusive of the preferred interest.

8. Concentrations of Credit Risk

At December 31, 2020, significant credit concentrations approximately consisted of: $57.7 million with ABN, $265.5 million with J.P. Morgan Securities, LLC, $77.1 million with Credit Suisse AG, $55.7 million with BNP Paribas Securities Corp, and $71.0 million Goldman Sachs & Co. Management does not consider any credit risk associated with these net receivables to be significant.

9. Contingency

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

10. Guarantees

Accounting Standards Codification 460 ("ASC 460") - Guarantees requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, a security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c) 3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $248,823,876 and $378,552, respectively.

12. Subsequent Events

The Company's management has evaluated events and transactions through February 25, 2021, the date the statement of financial condition was available to be issued, noting no material events requiring disclosure in the Company's statement of financial condition.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	CSS, LLC	as of **December 31, 2020**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$ 524,422,660	[3480]
2.	Deduct: Ownership equity not allowable for net capital					-	[3490]
3.	Total ownership equity qualified for net capital					$ 524,422,660	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$ -	[3520]
	B. Other (deductions) or allowable credits					-	[3525]
5.	Total capital and allowable subordinated liabilities					$ 524,422,660	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 39,784,660	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			-	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			-	[3560]		
	B. Aged fail-to-deliver			-	[3570]		
	1. Number of items	-	[3450]				
	C. Aged short security differences- less reserved of	-	[3460]	-	[3580]		
	2. Number of items	-	[3470]				
	D. Secured demand note deficiency			-	[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			2,218,695	[3600]		
	F. Other deductions and/or charges			-	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			-	[3615]		
	H. Total deduction and/or charges					$ (42,003,355)	[3620]
7.	Other additions and/or allowable credits (List)					-	[3630]
8.	Net Capital before haircuts on securities positions					$ 482,419,305	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments			$ -	[3660]		
	B. Subordinated securities borrowings			-	[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptances, certificates of deposit, and commercial paper			-	[3680]		
	2. U.S. and Canadian government obligations			-	[3690]		
	3. State and municipal government obligations			-	[3700]		
	4. Corporate obligations			82,714,398	[3710]		
	5. Stocks and warrants			137,167,306	[3720]		
	6. Options			10,611,060	[3730]		
	7. Arbitrage			-	[3732]		
	8. Other securities			-	[3734]		
	D. Undue concentration			-	[3650]		
	E. Other (Foreign currency)			3,102,665	[3736]	$ (233,595,429)	[3740]
10.	Net Capital					$ 248,823,876	[3750]
						OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Securities owned, not readily marketable, at fair value	$ 36,996,460
Receivables from brokers and dealers, dividends and deposits	2,500,071
Fixed assets, net	265,101
Other assets, excluding right of use asset pertaining to lease obligation-See Note 4	23,028
	$ 39,784,660

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited and amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	CSS, LLC	as of **December 31, 2020**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	378,552	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$	378,552	[3760]
14.	Excess net capital (line 10 less 13)		$	248,445,324	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	248,256,048	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition, accounts payable and accrued expenses, excluding lease obligation, see note 4.			$	5,678,278	[3790]
17.	Add:					
	A. Drafts for immediate credit	-	[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	[3810]			
	C. Other unrecorded amounts (List)	-	[3820]		-	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				-	[3838]
19.	Total aggregate indebtedness			$	5,678,278	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				2.28%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				2.29%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		-	[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		-	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	-	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2020**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ -	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	-	[4350]		
3.	Monies payable against customers' securities loaned (see Note C)	-	[4360]		
4.	Customers' securities failed to receive (see Note D)	-	[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers	-	[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	[4390]		
7.	**Market value of short security count differences 30 calendar days old	-	[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	[4420]		
10.	Other (List)	-	[4425]		
11.	TOTAL CREDITS			$ -	[4430]

DEBIT BALANCES

12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-	[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days	-	[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).	-	[4465]		
16.	Other (List)	-	[4469]		
17.	**Aggregate debit items			-	[4470]
18.	**less 3% (for alternative method only -- see Rule 15c3-1 (f) (5) (i))			-	[4471]
19.	**TOTAL 15c3-3 DEBITS			-	[4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)	-	[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	-	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	-	[4510]
24.	Amount of deposit (or withdrawal) including $ - [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ - [4525] value of qualified securities	-	[4530]
26.	Date of deposit (MMDDYY)	-	[4540]

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited and amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	CSS, LLC	as of **December 31, 2020**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. *If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is* based (check one only)

A. (k) (1)–$2,500 capital category as per Rule 15c3-1		[4550]
B. (k) (2)(A)–"Special Account for the Exclusive Benefit of customers" maintained		[4560]
C. (k) (2)(B)– All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firms ________ [4335]		[4570]
D. (k) (3)–Exempted by order of the Commission		[4580]

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	-	[4586]
A. Number of items..........	-	[4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D..........	-	[4588]
A. Number of items..........	-	[4589]
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

YES ________ [4584] NO ________ [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2020**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ -	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB	-	[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)	-	[2130]		
4.	PAIB securities failed to receive	-	[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB	-	[2150]		
6.	Other (List)	-	[2160]		
7.	TOTAL PAIB CREDITS			$ -	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ -	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	-	[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days	-	[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ -	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)	$ -	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	-	[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)	-	[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ________ [2275] value of qualified securities, at end of reporting period	-	[2280]
19.	Amount of deposit (or withdrawal) including ________ [2285] value of qualified securities	-	[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ________ [2295] value of qualified securities	$ -	[2300]
21.	Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

Daily	________	[2315]
Weekly	________	[2320]
Monthly	________	[2330]

Note: ***There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited and amended FOCUS report as filed.***

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC**	as of **December 31, 2020**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A.	Risk-Based Requirement						
	i. Amounts of Customer Risk Maintenance Margin requirement	$	[7415]				
	ii. Enter 8% of line A.i			$	[7425]		
	iii. Amount of Non-Customer Risk Maintenance Margin requirement	$	[7435]				
	iv. Enter 8% of line A.iii			$	[7445]		
	v. Add lines A.ii and A.iv			$	[7455]		
B.	Minimum Dollar Amount Requirement			$	[7465]		
C.	Other NFA Requirement			$	[7465]		
D.	Minimum CFTC Net Capital Requirement *Enter the greater of line A.v or B)*					$	[7490]

Note: If amount on Line C (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level $ [7495]

Note: If the Minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirement, enter 150% of Line C (7475)

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CSS, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) CSS, LLC (the Company) stated the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

CSS, LLC
175 West Jackson Blvd.
Suite 440
Chicago, Illinois 60604
312.542.8534

Rule 15c3-3 Exemption Report

CSS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

I, John R. Gordon, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John R. Gordon, III
Chief Financial Officer

February 25, 2021